Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Telephone: 303-494-3000

Facsimile: 303-494-6309

July 7, 2009

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attn: H. Christopher Owings

Re:

China Ding Cheng Science Holdings Co., Ltd.

Registration Statement on Form 10

Filed May 1, 2009

File No. 0-53658

Dear Mr. Owings:

On behalf of China Ding Cheng Science Holdings Co., Ltd., a Nevada corporation (the “Company”), enclosed please find our responses to your comment letter dated May 29, 2009.

Form 10

1.

Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date.

Response:  We acknowledge comment 1.

Cautionary Note Regarding Forward-Looking Statements, page 3

2.

You indicate that you “operate in a very competitive and rapidly changing environment” Because the company does not engage in any operations, it is not clear how this statement applies to you. Please revise.

Response:  In response to comment 2, we have removed the phrase “Moreover, we operate in a very competitive and rapidly changing environment” from the Cautionary Note Regarding Forward-Looking Statements in our Form 10/A filed with the Securities and Exchange Commission.

Overview, page 4

3.

Please disclose what benefits the company hopes to obtain for its shareholders by merging with a private operating company. For example, clarify whether you will seek to retain an equity interest in the surviving company, a cash payment in exchange for outstanding shares, or a combination.

Response:  In response to comment 3, we have added the following disclosure to page 4 of our Form 10A filed with the Securities and Exchange Commission:

“The Company intends to seek to structure any acquisition transaction in such a way that its shareholders retain an equity interest in the surviving entity, and intends to seek opportunities demonstrating the potential for long-term growth as opposed to short-term earnings. We believe that any potential acquisition will provide long term benefits to the Company’s shareholders in that, subsequent to a business combination, the shareholders will own stock in a business enterprise with actual business operations and the potential for long-term growth.”

Company History, page 4

4.

Please expand your discussion of the company history to explain why the company was involved in each of the name changes, and clarify whether the company conducted business in industries associated with the various names. Please disclose why the company has changed its name to its current name.  In this regard, you should explain whether you anticipate engaging in a transaction with an entity that does business in China in a science-related industry. We note that you have included a risk factor related to potential foreign mergers or acquisitions.

Response:  In response to Comment 4, we have expanded our discussion of the Company history to include the following information:

“The name change of the Company that occurred on December 22, 2004 occurred as a result of a change of control of the Company.  The name changes on December 1, 2006 and February 5, 2007 were completed by the Company in anticipation of the consummation of a business transaction with a Chinese based company in a science-related industry.  Although the transaction did not materialize, the Company has retained the name China Ding Cheng Science Holdings Co., Ltd.  Therefore, the Company’s current name does not indicate a present intention to seek to engage in a transaction with an entity that does business in China in a science-related industry.”

Business of Issuer, page 4

5.

We note you disclose the perceived benefits of being a reporting company and describe certain businesses that might seek to become a reporting company. However, please describe why you believe your company, a reporting shell with no assets, would be attractive to a private operating company seeking to become public. You should explain the perceived benefit for a private company in becoming public by merging with you as opposed to filing its own Form 10 registration statement under the Exchange Act. In your explanation, take into account the consideration that a private company would have to provide to you in a transaction as well as your obligation to file a Form 8-K in connection with a transaction including Form 10 information for the private operating company.

Response:  In response to comment 5, we have included the following disclosure under Item 1 Description of Business in our Form 10A:

“The Company intends to concentrate its acquisition efforts on businesses that it believes to be undervalued or that it believes may realize a substantial benefit from being publicly owned.  The Company believes some of the general benefits to be obtained by a company through a business combination with the Registrant include, but are not limited, to the fact that the company with the operating business will gain control of a company that has a pre-existing shareholder base and which is already registered under the Securities Act of 1934 and is already filing periodic reports with the Securities and Exchange Commission (“SEC”).  In the event that the operating business considering a business combination with the Company is a foreign corporation the Company believes that there may be additional benefits to be gained by such a foreign corporation through a merger with the Registrant.  Such benefits include, but are not limited to the following: i) the SEC reporting obligations for a foreign corporation (i.e. a corporation formed in a country other than the United States) are different than the reporting requirements for a corporation incorporated in the United States.  Generally, there is less public information available regarding foreign corporations because the only periodic report they are required to file is an annual report on Form 20-F.  Investors may consider this to be a disadvantage.  Alternatively, if a foreign corporation participates in a merger with the Registrant, the post merger company becomes a United States corporation which is required to file periodic reports, including quarterly reports on Form 10-Q and annual reports on Form 10-K, and current reports on Form 8-K.  Investors may consider the fact that additional information is available regarding the post merger company to be an advantage, thereby increasing the likelihood that parties may invest in the post-merger company; and ii)  Investors that are interested in investing in foreign companies are generally more inclined to do so if the foreign company is a fully-reporting entity with the SEC.”

Risk Factors, page 10

6.

Please add a risk factor that discloses that as a blank check company any offering by you would have to comply with Rule 419 and explain the impact of the application of Rule 419 to an offering.

Response:  The Company became a voluntary reporting company with the Securities and Exchange Commission through the filing of a Form 10 Registration Statement under the Securities Exchange Act of 1934.  The restrictions of Rule 419 do not apply because the Form 10 filing was not under the Securities Act of 1933 under which Rule 419 was passed.  Furthermore, the Company has no intention of conducting an offering of securities prior to the completion of a business combination with a company with an operating business.

Notwithstanding that fact, the Company has added a risk factor that states:

“The Company is currently classified as a blank check company.  Any offering of the Company’s securities while it is classified as a blank check company would need to comply with Rule 419 which requires that both the securities sold and the offering proceeds be held in escrow pending execution of an agreement for acquisition or merger and approval of the proposed transactions by the Company’s shareholders.  Under the provisions of Rule 419, there is a risk that the Company’s shareholders may not approve the proposed transaction, and in that event, the funds raised under the Rule 419 offering would need to be returned to the shareholders.

At present, the Company is classified as a blank check company because it is a development stage company whose business plan is to seek new business opportunities or to engage in a merger or acquisition with an unidentified company.  Although the Company has no current plans to do so, in the event the Company elects to make a public offering of its shares while it is a blank check company, any such offering would need to comply with Rule 419 under the Securities Act of 1933.  Rule 419 requires that the blank check company filing such registration statement deposit the securities being offered and proceeds of the offering into an escrow or trust account pending the execution of an agreement for an acquisition or merger. In addition, the registrant is required to file a post effective amendment to the registration statement containing the same information as found in a Form 10 registration statement, upon the execution of an agreement for such acquisition or merger. The rule provides procedures for the release of the offering funds in conjunction with the post effective acquisition or merger.  There is a risk that if the Company were to pursue such an offering, the shareholders may not approve the proposed transaction and the funds raised through the Rule 419 offering would need to be returned to the shareholders, thereby terminating the acquisition or merger.”

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 14

Liquidity and Capital Resources, page 5

7.

We note your disclosure that you have no cash on hand as of the most recent balance sheet date presented. Please revise your disclosure to include a summary of the amount and nature of the expenses you expect to incur during the next 12 months and disclose how you plan to fund these amounts should your majority shareholders choose not pay such expenses on your behalf.

Response:  In response to comment 7, we have revised our disclosure to include the following information:

“During the next 12 months, the Company will require additional capital in order to pay the costs associated with seeking business acquisition candidates and performing required due diligence, and the costs of compliance with its reporting obligations under the Securities Exchange Act of 1934 as amended.  This additional capital will be required whether or not the Company is able to complete a business combination transaction during the current fiscal year.  Furthermore, once a business combination is completed, the Company’s needs for additional financing are likely to increase substantially.  The Company does not have sufficient assets or capital resources to pay its on-going expenses while it is seeking out business opportunities, and it has no current plans to raise additional capital through sale of securities.  As a result, although the Company has no agreement in place with its shareholders or other persons to pay expenses on its behalf, it is anticipated that the Company will continue to rely on its majority shareholders to pay expenses on its behalf at least until it is able to consummate a business transaction.  The majority shareholders are under no obligation to pay such expenses.  In the event that the majority shareholders cease paying expenses on behalf of the Company, the Company will need to seek alternative sources of funding or may need to terminate its operations.”

Security Ownership of Certain Beneficial Owners and Management, page 15

8.

We note your disclosure concerning Mid-Continental Securities Corporation. However, it appears that both Mr. Pioppi and Ms. Herbst are officers of Mid-Continental Securities.  In this regard, please expand your disclosure to explain the control relationship between Mid-Continental Securities and your officers.

Response:  In response to comment 8, we have revised our disclosure under Item 4 to include the following information:

“Frank Pioppi, our CEO, CFO, President, Treasurer, and Director owns a majority of the outstanding stock of Mid-Continental Securities Corp. and may be deemed to be the beneficial owner of the Company’s stock owned by Mid-Continental Securities Corp.  Anna Herbst is a director of the Company.  In addition to her work with the Company, Ms. Herbst also serves as the Vice President of Mid-Continental Securities Corp.”

Directors and Executive Officers, page 16

9.

Your disclosure indicates you may acquire or merge with a business in any industry or line of business. Further, we note your officers and directors are not compensated and do not devote all of their time to the development activities and execution of your business plan. In that regard, please revise your disclosure to indicate if they hold positions in other businesses which present a conflict of interest when evaluating possible merger partners or other businesses you may consider for acquisition in the future. If so, please explain the nature of the potential conflict and why you do not believe it will have a negative impact on any decisions made by management and the board of directors.

Response:  In response to comment 9, we have updated our disclosures under Item 5 of our Form 10/A to include the following information:

“Conflicts of Interest

In addition to the work that they perform for the Company, Frank Pioppi and Anna Herbst are involved with the formation and operation of other shell companies.  Some of these other companies with which our officers and directors are affiliated may be in direct competition with the Company for the acquisition of available business opportunities.  This poses a potential conflict of interest for our officers and directors.  The Company does not currently have a procedure in place for addressing or resolving such a conflict of interest.  In the event that such a conflict arises, our officers and directors will work to address the conflict in a manner that does not have a negative impact on the Company or its shareholders.  Additionally, none of the officers or directors of the Company will devote more than a portion of his or her time to the affairs of the Company.  There will be occasions when the time requirements of the Company’s business conflict with the demands of the officers’ other business and investment activities.”

Biographical Information, page 16

10.

Please revise to describe the business experience of Anna Herbst for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.  Also, expand Anna Herbst’s and Frank Pioppi’s biographies to disclose their positions as officers or directors at any other public companies.

Response:  In response to comment 10, were have revised our disclosures under Biographical Information to include the following information:

“Biographical Information

Mr. Frank Pioppi – Mr. Pioppi is 50 years old.  Mr. Pioppi currently serves as the Company’s Chief Executive Officer, Chief Financial Officer, President, Treasurer, and a director.  In addition to his work for the Company, Mr. Pioppi has also owned and operated Beachmont Restaurants, Inc. since 1983.  He graduated from the University of Massachusetts in 1980, with a B.A. Degree, and has invested in and owned investment real estate properties since that time.  Also, in addition to his work for the Company, Mr. Pioppi currently serves the president, treasurer and director of Derby Resource, Inc., a reporting Company with the Securities and Exchange Commission that is also classified as a shell company.

Ms. Anna Herbst – Ms. Herbst is 52 years old.  Ms. Herbst currently serves as a director of the Company.  In addition to here work with the Company, Ms. Herbst has also worked as the vice president of Mid-Continental Securities Corp since April 2009.  From September, 2006 to November, 2007 Anna Herbst served as President, Director and Chief Financial Officer of China Ruitai International Holding Co.  In

addition to the foregoing employment, Ms. Herbst works as a free lance consultant in the field of reverse mergers.  Ms. Herbst has over 17 years of experience in the field of reverse mergers and research with regard to suitability of companies on the Pink Sheets, Over-The-Counter Bulletin Board, NASDAQ board and AMEX board for their use as shell companies for the purpose of reverse merger.

Executive Compensation, page 18

11.

Please provide disclosure on the compensation of your principal executive officer, regardless of his compensation level. Refer to Item 402(m)(2)(i) of Regulation S-K.

Response:  In response to comment 11, we have revised our disclosures under Item 6 of our Form 10A to include the following information:

Executive Compensation

The following table sets forth, for the years indicated, all compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities by the Company’s chief executive officer , chief financial officer and all other executive officers who received or are entitled to receive remuneration in excess of $100,000 during the stated periods.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Award(s) ($)	Option Award(s) ($)	Non-Equity Incentive Plan Compensation (#)	Non-qualified Deferred Compensation Earnings ($)	All other Compensation ($)	Total ($)
Frank Pioppi, CEO, CFO	2008 2007	-- --	-- --	-- --	-- --	-- --	-- --	-- --	-- --

Option Grants in Last Fiscal Year

There were no options granted to any of the named executive officers during the fiscal year ended December 31, 2008.

Employment Agreements

We have no written employment agreements with our officers and directors.

Equity Compensation Plan Information

The Company currently does not have any equity compensation plans.

Director Compensation

We do not currently compensate our directors for their services as directors. Directors are reimbursed for their reasonable out-of-pocket expenses incurred with attending board or committee meetings.

The following table provides summary information concerning compensation awarded to, earned by, or paid to any of our directors for all services rendered to the Company in all capacities for the fiscal year ended December 31, 2008.

	Fees Earned			Non-Equity
	And			Incentive	Non-qualified
	Paid in	Stock	Option	Plan	Compensation	All other
Name	Cash	Award(s)	Award(s)	Compensation	Earnings	Compensation	Total

Frank Pioppi	--	--	--	--	--	--	--
Anna Herbst	--	--	--	--	--	--	--

Certain Relationships and Related Transactions, page 18

12.

Please disclose any prior involvement by Frank Pioppi and Anna Herbst in the formation, registration, or operation of other public shell companies and identify the entities with which they were or currently are involved. You also should indicate whether those entities engaged in a transaction with an operating business and whether those entities are delinquent in their periodic reporting requirements.  We note, for example, that Mr. Pioppi is the chief executive officer of Derby Resources, Inc. and that Derby Resources, Inc. is a delinquent filer. We further note Ms. Herbst was the president, chief financial officer and a director and Mr Pioppi was the secretary and a director of Shandong RuiTai Chemical Co., Ltd.  Please revise.

Response:  In response to comment 12, we have revised our disclosure under Item 7 of our Form 10/A to include the following information:

Certain Relationships and Related Transactions

No officer, director, promoter, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

The Company has adopted a policy under which any consulting or finder’s fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock rather than in cash.  Any such issuance of stock would be made on an ad hoc basis.  Accordingly, the Company is unable to predict whether, or in what amount, such a stock issuance might be made.

The Company does not maintain an office, but it does maintain a mailing address at the office of its President, for which it pays no rent, and for which it does not anticipate paying rent in the future. It is likely that the Company will not establish an office until it has completed a business acquisition transaction, but it is not possible to predict what arrangements will actually be made with respect to future office facilities.

Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by the Company’s current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company’s current stockholders, or requiring the future employment of specified officers and payment of salaries to them.  It is more likely than not that any sale of securities by the Company’s current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders.  Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

Other Shell Company Activities

In addition to the work that they perform for the Company, Frank Pioppi and Anna Herbst have been involved with the formation and operation of other shell companies.  The following list indicates publicly reporting shell companies that Ms. Herbst and Mr. Pioppi either currently, or in the past, have been an officer or director of:

Frank Pioppi

Name of Company	Date of Registration	Business Combination with an Operating Business?	Status as Officer / Director of Company	Current in Reporting Obligations?

Derby Resources, Inc.	Filed a registration statement on Form 10-SB on 12/28/2004 .	None.	Currently CEO, CFO, & Director	Yes
China RuiTai International Holdings Co., Ltd. (fka Commercial Property Corporation)	China Ruitai International Holdings Co., Ltd. filed a registration statement on Form 10 on 4/15/1970	Yes	Former Secretary & Director	Yes
Bidgive International, Inc. (fka Rolfe Enterprises, Inc.)	Bidgive International, Inc. filed a registration statement on Form 10-SB on 9/12/2002	Yes	Former Secretary & Director	Yes

Anna Herbst

Name of Company	Date of Registration	Business Combination	Officer / Director Status	Current in Reporting Obligations?

China RuiTai International Holdings Co., Ltd. (fka Commercial Property Corporation)	China Ruitai International Holdings Co., Ltd. filed a registration statement on Form 10 on 4/15/1970.	Yes	Former President, Chief Financial Officer & Director	Yes

Conflicts of Interest

In addition to the work that they perform for the Company, Frank Pioppi and Anna Herbst are involved with the formation and operation of other shell companies.  Some of these other companies with which our officers and directors are affiliated may be in direct competition with the Company for the acquisition of available business opportunities.  This poses a potential conflict of interest for our officers and directors.  The Company does not currently have a procedure in place for addressing or resolving such a conflict of interest.  In the event that such a conflict arises, our officers and directors will work to address the conflict in a manner that does not have a negative impact on the Company or its shareholders.  Additionally, none of the officers or directors of the Company will devote more than a portion of his or her time to the affairs of the Company.  There will be occasions when the time requirements of the Company’s business conflict with the demands of the officers’ other business and investment activities.

Furthermore, the officers, directors and principal shareholders of the Company may actively negotiate for the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction.  It is anticipated that a substantial premium may be paid by the purchaser in conjunction with any sale of shares by the Company’s officers, directors and principal shareholders made as a condition to, or in connection with, a proposed merger or acquisition transaction.  The fact that a substantial premium may be paid to members of Company management to acquire their shares creates a conflict of interest for them and may compromise their state law fiduciary duties to the Company’s other shareholders.  In making any such sale, members of Company management may consider their own personal pecuniary benefit rather than the best interests of the Company and the Company’s other shareholders, and the other shareholders are not expected to be afforded the opportunity to approve or consent to any particular buy-out transaction involving shares held by members of Company management.

Promoters

Mid-Continental Securities Corp. has served as a promoter of the Company.  Frank Pioppi, our CEO, CFO, and Director owns a majority of the outstanding stock of Mid-Continental Securities Corp. and may be deemed to be the beneficial owner of the Company’s stock owned by Mid-Continental Securities Corp. The following table lists the securities which Mid-Continental Securities Corp. has received from the Company:

Name and Address	Date	Securities Sold Common Stock	Purchase Price Per Share	Aggregate purchase price
Mid-Continental Securities Corp.	6/9/2008	1,800,000(1)	$.001	$1,600
Mid-Continental Securities Corp.	9/16/2008	12,660,374(2)	$.001	$12,660
Mid-Continental Securities Corp.	4/8/2009	5,000,000(3)	$.0048	$24,119

(1)

Issued to Mid-Continental Securities Corp. as compensation for consulting services rendered by Mid-Continental Securities Corp.  The shares were issued in reliance upon the exemption from registration provided by Section 4(2) under the Securities Act of 1933 for transactions not involving a public offering.

(2)

Issued to Mid-Continental Securities Corp. as consideration services rendered by Mid-Continental Securities Corp. on behalf of the Company. The shares were issued in reliance upon the exemption from registration provided by Section 4(2) under the Securities Act of 1933 for transactions not involving a public offering.

(3)

Issued to Mid-Continental Securities Corp. as consideration for $24,119 advanced by Mid-Continental Securities Corp on behalf of the Company. The shares were issued in reliance upon the exemption from registration provided by Section 4(2) under the Securities Act of 1933 for transactions not involving a public offering.

Director Independence

The NASDAQ Stock Market has instituted director independence guidelines that have been adopted by the Securities & Exchange Commission.  These guidelines provide that a director is deemed “independent” only if the board of directors affirmatively determines that the director has no relationship with the company which, in the board’s opinion, would interfere with the director’s exercise of independent judgment in carrying out his or her responsibilities.  Significant stock ownership will not, by itself, preclude a board finding of independence.

For NASDAQ Stock Market listed companies, the director independence rules list six types of disqualifying relationships that preclude an independence filing.  The Company’s board of directors may not find independent a director who:

1.

is an employee of the company or any parent or subsidiary of the company;

2.

accepts, or who has a family member who accepts, more than $60,000 per year in payments from the company or any parent or subsidiary of the company other than (a) payments from board or committee services; (b) payments arising solely from investments in the company’s securities; (c) compensation paid to a family member who is a non-executive employee of the company’ (d) benefits under a tax qualified retirement plan or non-discretionary compensation; or (e) loans to directors and executive officers permitted under Section 13(k) of the Exchange Act;

3.

is a family member of an individual who is employed as an executive officer by the company or any parent or subsidiary of the company;

4.

is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments for property or services that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than (a) payments arising solely from investments in the company’s securities or (b) payments under non-discretionary charitable contribution matching programs;

5.

is employed, or who has a family member who is employed, as an executive officer of another company whose compensation committee includes any executive officer of the listed company; or is, or has a family member who is, a current partner of the company’s outside auditor, or was a partner or employee of the company’s outside auditor who worked on the company’s audit.

Based upon the foregoing criteria, our Board of Directors has determined that Frank Pioppi is not an independent director under these rules as he is also employed by the Company as its Chief Executive Officer, Chief Financial Officer, President & Treasurer.

13.

Please identify all your promoters and indicate that these are your only promoters. Ensure that you include all of the information about any promoters that is required by Items 401 and 404 of Regulation S-K.

Response:  Please refer to our response to comment 12.

Market Information, page 19

14.

We note your disclosure that you are currently listed for quotation on the Pink Sheets but no public trading market currently exists. Please revise your disclosure to provide further information concerning your listing status, including why there is not a public trading market for your securities.

Response:  In response to comment 14, we have revised our disclosure under Item 9 to include the following information:

“The Company’s common stock is currently listed for quotation on the Pink Sheets under the symbol “CDCE”.  However, there is no established or liquid trading market for the Company’s shares because very limited, if any, trading has occurred with the Company’s common stock over the last two fiscal years.  The Company currently has 20,000,000 shares of common stock issued and outstanding.”

Recent Sales of Unregistered Securities, page 20

15.

We note your disclosure that Mid-Continental provided services to you and advanced you $24,119. Please refer to the definition of “promoter” in Rule 405 of Regulation C and provide the disclosure required by Item 404(c) of Regulation S-K, as applicable.

Response:  Please refer to our response to comment 12.

16.

Your disclosure here of sales made over the last three years does not reconcile with note 5 to the notes to financial statements from inception (March 12, 2004) through December 31, 2008. Please reconcile these disclosures or advise.

Response:  The disclosure here of sales made over the last three years does reconcile with note 5 to the notes of financial statements from inception through December 31, 2008. In note 5, the first two stock transactions, in amount of $60,000 and $4,917, happened in 2004 (more than three years), therefore are not disclosed here as recent sales. The most recent transaction on 4/8/2009, in amount of $24,119, happened after the audit report date (January 29, 2009), therefore is not disclosed in the notes of financial statements from inception through December 31, 2008.

Instead, in the unaudited financial statements for period ended March 31, 2009, this transaction is disclosed in note 5: subsequent event.

Note 3—Going Concern, page F-19

17.

We note your disclosure here and in the last paragraph of the audit report issued by your independent registered public accounting firm regarding concerns about your ability to continue as a going concern. Section 607.02 of the Financial Reporting Codification requires appropriate and prominent disclosure of a registrant’s financial difficulties and viable plans to overcome such difficulties. Your existing disclosure states that your source of funds to implement your business plan is to offer noncash consideration and seek equity lines as a means of financing your operations. Please revise your disclosure to indicate whether these are management’s sole plans with respect to alleviating substantial doubt regarding your ability to continue as a going concern and ensure that all bullet points contained in Codification of Auditing Standards Section 34110 have been addressed, including the possibility of obtaining loans from officers and directors prior to the discontinuance of operations.

Response:  In response to comment 17, Note 3 in our financial statements has been revised as below in accordance to Auditing Standards Section 341.10:

“Note 3 ---Going Concern.   The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. At December 31, 2008 and 2007, the Company had an accumulated deficit of ($307,629) and ($301,627). The Company also realized net losses of ($6,362) and ($5,624) for the years ended December 31, 2008 and 2007, respectively. The Company has not established any source of revenue to cover its operating costs. The Company will engage in very limited activities without incurring any liabilities that must be satisfied in cash until a source of funding is secured. The Company will offer noncash consideration and seek equity lines, including obtaining loans from officers and directors, as a sole means of financing its operations. If the Company is unable to obtain revenue producing contracts or financing or if the revenue or financing it does obtain is insufficient to cover any operating losses it may incur, it may substantially curtail or terminate its operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.  “

Financial Statements and Exhibits, page 23

18.

Please file as exhibits any promissory notes the company may have entered into with related persons. We note disclosure of a related person note in note 4 to the interim financial statements and in note 5 to the financial statements for the year ended December 31, 2008.

Response:  There are no promissory notes between the Company and any related parties.

19.

Please file legible versions of the company’s organizational documents.

Response:  In response to comment 19, we have filed the most legible versions of the Company’s organizational documents as exhibits to the Form 10A.

Unaudited Financial Statements for Period Ended March 31, 2009, page F-2

20.

Where applicable, please revise your unaudited financial statements and related note disclosures for the comments issued on your audited financial statements for the fiscal year ended December31, 2008.

Response:  Unaudited financial statements for period ended March 31, 2009 has been revised accordingly.

Audited Financial Statements for Fiscal Years Ended December 31, 2008 and 2007

Statement of Operations, page F-12

21.

We note you recorded $132,632 of debt forgiveness income. Please provide us with further details regarding the forgiveness of this debt. To the extent the counterparty to this debt was a related party, please explain to us why the debt forgiveness was not accounted for as a capital transaction. Refer to footnote 1 to paragraph 20 of APB 26.

Response:  The audited financial statements for fiscal years ended December 31, 2008 and 2007 and related notes have been revised to reflect the reclassification of $132,632 debt forgiveness income to a capital transaction.

Statement of Stockholders’ Equity (Deficit) page F-13

22.

This statement indicates that you issued 12 million shares of common stock for cash in fiscal 2008 while the statement of cash flows indicates these shares were issued for payment of the shareholder payable. Please revise the line item caption on this statement to accurately describe what you received in exchange for this issuance.

Response:  The line item caption “common stock issued for cash”  in statement of stockholder’s equity is changed to “common stock issued for payment of shareholders’ payable”  to reflect this noncash transaction.

Note 2— Summary of Significant Accounting Policies, page F-15

Comprehensive Income (Loss), page F-16

23.

Since comprehensive income (loss) includes net income (loss), please revise your disclosure to state that you had no items of other comprehensive income (loss) during the period rather than no items of comprehensive income (loss) during the period.

Response:  Added “other” in front of “comprehensive income”

Share-Based Payments, page F-16

24.

Please revise your disclosure to describe your share-based payment arrangements, if any, accounted for under SFAS 123R, including the general terms of the arrangements. Also disclose the total expense recorded for share-based payments for each period presented. Finally, if true, revise your disclosure to clarify that you have no stock option plans and no outstanding warrants.

Response: The Company has stated in Item 6 that “The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.”

“share-based payments” section of note-2 has been revised to include this information.

In connection with this response letter, attached please find, in writing, a statement from the Company acknowledging that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.